ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

October 7,

05011763

SEC MAIL PROCESSING
RECEIVED
OCT 13 2005
WASH. D.C. 185 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
7 October 2005 (ASX Announcement & Media Release – Activity Update)

10/18

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

7 October 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

UNITED STATES OF AMERICA

The Company views the USA, particularly the gulf coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the robust energy pricing regime and the established infrastructure. FAR continually reviews new opportunities generated by a strong network built over more than a decade of doing business in Texas and Louisiana. FAR has presently issued "expression of interest letters" on three exploration projects and one possible production acquisition all located in South Louisiana. Further details will be released if and when FAR is able to reach binding agreements.

An update on specific ongoing projects follows:

Loveless "F #2, Hardeman County, Texas (FAR 11.375%)
Rig available for planned October drilling

FAR has reached agreement to participate in the drilling of the Loveless F#2 well in Hardeman County, Texas. The F#2 well will be drilled 402 feet northwest of the Loveless F#1 producing well and is predicted to intersect the objective Chappel formation approximately 60 feet high based on seismic interpretation. By drilling at this location the remaining oil above the existing F#1 well can be recovered.


Loveless G 1
Loc Loveless F 1
942 ft
Line: 273.0
Trace: 199.0
1.300
1.400

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The Loveless F#1 well was drilled in 1990 (FAR 11.375%) and has produced 897,103 barrels of oil and 837 million cubic feet of gas and is currently producing 30 to 38 barrels of oil per day with associated water. If the Loveless F#2 produces at the maximum rate allowed by the Texas Railroad Commission, the F#1 well will be shut in.

The operator has advised that a Paterson rig slot is available between the middle and end of October 2005. The 8,400 test is likely to take around 20 days to drill and evaluate. The Operator is Rio petroleum Inc of Amarillo Texas. FAR has an 11.375 percent working interest in the 80 acre Loveless F producing unit which includes the F#1 and proposed F#2 wells.

Loveless "E" #1, Hardeman County, Texas (FAR 16.25%)
Pump installation in progress

The Loveless "E" well which was drilled in 1990 has now reached cumulative production of approximately 1.1 million barrels of oil and 1BCF of gas and is one of the most successful wells in the USA program. The well had declined over its productive life to 21 barrels of oil per day and 25 thousand cubic feet of gas per day with water being produced for the first time. The well has now been placed on pump and is averaging 34 barrels of oil per day with associated water.

Eagle Project, San Joaquin Basin, California (FAR 15%)
Rig due on location November 2005

A rig is expected on location to drill Eagle North 1 in November 2005. Eagle North 1 lies approximately 1,200 metres northwest of the 2001 Eagle 1 surface location and is planned to be drilled to a total depth of 4,200 metres. After logging, provided the presence of oil in the target Gatchell sandstones is confirmed, the well will be cased and production tested for five days. Following a successful test the well will then be plugged back to drill a side track horizontal lateral within the reservoir for a distance of 300 metres which will then be completed for oil and gas production.

Economic completion of the well will trigger an immediate 129 km2 3D seismic survey for planning of up to nine, 900 metre long in-situ horizontal wells (with potential 4 to 6 fold flow rates for oil and gas over a conventional vertical well) in the reservoir to drain the field over a 15 year production period as well as instituting permitting of production facilities for Eagle North 1 and other wells as they come on stream.

Provided a successful development ensues, it is proposed to truck crude to receiving facilities at Coalinga some 20 kilometres to the west and link gas production to a 20" main gas pipeline that is northwest abutting the development.

The operator has estimated mean potential recoverable reserves for the Eagle project of 13.48 million barrels of oil and 25.18 Billion cubic feet of gas. FAR will contribute to the drilling cost on the basis of its current interest (15%) thereby leaving FAR highly leveraged to a successful drilling outcome.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

South Grosse Tete Project, Iberville Parish, South Louisiana (FAR 17% participation)
Rigs being sought for both shallow and deep objectives

An expanded leasing program has been initiated in the South Grosse Tete area as a prelude to drilling a 17,500 foot test during early 2006. The deeper target is referred to as the Baist 29-1 Prospect as distinct from the shallower Schwing Prospect. Locating a suitable rig for the deep well is now underway and is being conducted in conjunction with the rig requirement for the shallower Schwing test, such that it may be possible the same rig is used on both targets.

James E. Smith and Associates / Spartan Operating Co. has previously alerted 12 different area drilling contractors that the Schwing location is ready and as such a rig may become available at short notice. Presently however the rig market remains extremely tight.

Permits have been issued and location building has been completed for the drilling of the Schwing "A" #1 well, a planned 11,650 foot test of the Upthrown Bolmex section of the South Grosse Tete Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil.

The Schwing prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996. The cost of the well, a land based vertical hole, is estimated at US$1.8 million with a further $US0.5 million for completion and pipeline connection. Provided the project is successful payout is estimated within 10 months.

The Schwing well will comprise the first phase of a three year program designed to evaluate additional deeper seismically defined objectives (now referred to as the Baist 29-1 Prospect) at the Nonion Struma, Nodosaria and Deep Wilcox intervals. The target sizes of the deeper objectives are illustrated below:


Martin Schwing 2
Proposed Location
Cal Gas Schwing ST1
Show: 19083BO +1.6MMCFG
SOUTH GROSSE TETE
Iberville Ph. Louisiana
11000'
12000'
13000'
14000'
15000'
16000'
17000'
Bol. Mex.
TD 11065'
TD 11065'
3-5MMBO Potential
Bol. Mex.
Lower Nonian Struma
TD 12399'
12-15BCF Potential
Nodosaria Channels
100BCF + 5MMBO Potential
Wilcox
500BCF Potential

Subject to a successful exploration outcome, a prospect of this magnitude has the potential to make a significant impact on FAR's reserve and production base particularly given prevailing energy prices.

The Operator is Spartan Operating Company, a subsidiary of James Smith and Associates, of Tyler, Texas. FAR's interest will reduce to 12.75 percent once cost recovery has been achieved on a project basis. ASX listed Amadeus Energy has reported a 50 percent working interest in the project.

Rainosek Project, Lavacca County, Texas (21.57%)
Workover rig secured for new completion activity.

FAR has been advised that a completion unit has been retained under contract to perform an uphole completion of the existing Rainosek-1 wellbore in a series of thin potential Wilcox pay zones at 8,750, 8,550, 8,312, 8,130 and 8,105 feet. This activity is expected to commence within 6 to 8 weeks. FAR has indicated it would participate for its 21.57 percent interest (reducing to 15.89% for participation by Bass).

Provided this work is successful at least one further drilling location within the Rainosek leasehold area would also be prospective for the Wilcox zones which are evident in the Rainosek-1 and 3 wells.

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)
Frac operations have commenced on Vaquero 2 well

During the week frac operations commenced on the Vaquero 2 well. Results of the frac program will be released to the ASX as they become available.

The Vaquero #1 and #2 wells are operated by Dune Energy, Inc and are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. Under the terms of the original agreement FAR has earned a 9 percent working interest in both the Vaquero #1 and #2 wells. FAR has subsequently elected to increase its working interest in the Vaquero #1 well to approximately 9.69%.

Commenting on its US activities, executive Chairman Michael Evans said that

"FAR has been busy in the USA where there are a number of initiatives now in progress likely to further improve FAR's reserve and production profile. Notwithstanding we are dealing with a very competitive rig market, these initiatives will ensure significant future activity in a strong pricing regime for natural gas (>$US14 per million cubic feet) and oil (>US$60 per barrel)"